Exhibit 20.2

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 18, 2016

Dear Shareholders,

You are cordially invited to attend the Annual General Meeting of Shareholders (the “Annual General Meeting”) of Melco Crown Entertainment Limited (the “Company”), which will be held at Salon VI, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, May 18, 2016 at 4:00 p.m. (Hong Kong time). The meeting is being held for the following purposes:

1.	To ratify the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, and to receive and adopt the audited consolidated financial statements and auditors’ report included in the annual report on Form 20-F, for the year ended December 31, 2015.

2.	To ratify the appointment of and re-appoint the independent auditors of the Company, Deloitte Touche Tohmatsu, and to authorize the Directors to fix their remuneration.

As special business:

3.	To grant a general and unconditional mandate to the Directors to repurchase shares of the Company, valid for a period commencing from the resolution date until the earliest of (i) the conclusion of the next annual general meeting; (ii) the expiration of the period within which the next annual general meeting is required to be held by Articles of Association of the Company, Cayman Islands laws or any other applicable law; and (iii) the revocation of such mandate by shareholders.”

Only shareholders of record in the books of the Company at the close of business on April 8, 2016 will be entitled to vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours prior to the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

If Typhoon Signal No. 8 or above, is in effect any time after 12:00 noon on the date of the above meeting, the meeting will be postponed. The Company will post an announcement on its website (www.melco-crown.com) to notify shareholders of the date, time and place of the rescheduled meeting.

Shareholders or their proxies are responsible for their own expenses for attending the meeting, including, but not limited to, transportation and accommodation expenses.

Please note that a copy of the annual report of the Company is available for shareholders. Should you wish to obtain a copy, you can: (1) send your request for a physical copy by e-mail to ir@melco-crown.com; (2) notify the Company of your e-mail address by sending your request to Investor Relations, Melco Crown Entertainment Limited, 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and a soft copy will be sent to the e-mail address provided; or (3) you may also view the annual report and the materials related to the Annual General Meeting at the Company’s website at www.melco-crown.com.

By Order of the Board of Directors,

/s/ Stephanie Cheung
Stephanie Cheung Company Secretary